UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form:40-F ☐

THE FIRST SENTENCE OF THE PRESS RELEASE INCLUDED IN EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K OF RADCOM LTD. (THE “REGISTRANT”) IS HEREBY INCORPORATED BY REFERENCE INTO REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On September 9, 2026, RADCOM Ltd. issued a press release titled ‘VNPT Selects RADCOM for AI-Native, Cloud-Native Service Assurance in Vietnam’. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
Exhibit 99.1	Press release, dated September 9, 2026, titled ‘VNPT Selects RADCOM for AI-Native, Cloud-Native Service Assurance in Vietnam’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: September 9, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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